

November 21, 2014

Via Email
Mr. Charles C. Ungurean
Chief Executive Officer
Oxford Resource Partners, LP
41 South High Street, Suite 3450
Columbus, OH 43215

      Re: Oxford Resource Partners, LP
              Preliminary Proxy Statement on Schedule 14A
              Filed October 24, 2014
              File No. 001-34815
              Supplemental Response Letter
              Dated November 12, 2014

Dear Mr. Ungerean:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

1. We note that the proposed amendments shareholders are being asked to approve appear to amend materially the terms of the partnership agreement. For instance, among other things, you are (i) eliminating the current cumulative common stock unit arrearages, (ii) eliminating the concept of common stock unit arrearages, and (ii) resetting the minimum quarterly distribution. Please analyze why your solicitation of approval of the proposed amendments does not constitute an offer of a new security in exchange for the existing partnership units. If you conclude that a new security is being offered, please provide a detailed explanation of the exemption from registration upon which you intend to rely.

2. We note your response to prior comment 1 from our letter dated November 6, 2014. You indicate that the "remaining proposed changes" are inextricably intertwined since they all relate to distributions to the Partnership and "[t]o separate these changes into separate matters would ignore…the economics associated with them on a linked basis…" Please provide further support why the various provisions relating to distributions by the Partnership make them inextricably intertwined. Separately explain to use your reference to the phrase "linked basis." In responding to this comment, please refer to our Compliance and Disclosure Interpretations 101.01 and 101.02 dated January 24, 2014 (regarding unbundling under Rule 14a-4(a)(3) generally).

3. While the response to prior comment 1 discusses the proposed changes to the Partnership Agreement discussed on page 28 and the first bullet point on the top of page 29, it does not discuss the additional amendments discussed on pages 29 and 30, including without limitation, the last bullet point on page 29 (general partner merging the partnership into a newly-formed legal entity) and the first bullet point on page 30 (the legal venue relating to certain claims). Please advise us why such matters need not be unbundled. In responding to this comment, please refer to the Compliance and Disclosure Interpretations cited above.

4. We note your response to prior comment two from our letter dated November 6, 2014 and your statement that the Contribution Agreement relates to "certain select fee simple interests in coal reserves and surface lands within the mining operation known as the Kemmerer Mine." Please revise to:
    *   separately disclose the proven and probable reserves being contributed; and,
    *   disclose the historical production on an annual basis associated with these reserves; To the extent that you believe this disclosure is not required, please explain in your response.

5. We note your response to prior comment three from our letter dated November 6, 2014 and the draft disclosure provided. Please revise to briefly address the material assumptions underlying your numbers, including tons sold, prices, and the degree to which the Contributed Assets factored into your analysis.

6. We note your response to comment four from our letter dated November 6, 2014. It appears that financial statements are required by Item 13 of Schedule 14A. Please advise. We direct your attention to Item 13(b)(2).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Aaron A. Seamon
Squire Patton Boggs LLP